SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14d-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CHARMING SHOPPES, INC.

(Name of Subject Company)

CHARMING SHOPPES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

Colin D. Stern

Executive Vice President, General Counsel and Secretary

3750 State Road

Bensalem, Pennsylvania 19020

(215) 245-9100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person filing statement)

Copy to:

Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103

(215) 988-2548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14d-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Charming Shoppes, Inc., a Pennsylvania corporation (“Charming”), on May 15, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on May 23, 2012 (as amended or supplemented from time to time, the “Statement”). The Statement relates to the offer by Colombia Acquisition Corp. (“Merger Sub”), a Pennsylvania corporation and wholly owned subsidiary of Ascena Retail Group, Inc., a Delaware corporation (“Ascena”), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $7.35 per Share, net to the selling shareholder in cash, without interest and subject to any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 15, 2012 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO originally filed by Ascena and Merger Sub with the SEC on May 15, 2012, as amended and supplemented through the date hereof.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby further amended and supplemented by adding the following as a new penultimate paragraph under the heading “Litigation Related to the Merger”:

“On May 23, 2012, an Individual and Class Action Complaint captioned Judith Nadler v. Charming Shoppes, Inc., et al., No. 2:12-cv-02838-HB, was filed in the United States District Court for the Eastern District of Pennsylvania (the “Nadler Complaint”). The Nadler Complaint names as defendants Charming and the members of the Board. The Nadler Complaint alleges, among other things, that defendants disseminated a Schedule 14d-9 in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading, or engaged in deceptive or manipulative acts or practices. The Nadler Complaint also alleges that the Offer and the Merger are on terms that are fundamentally unfair. The Nadler Complaint seeks injunctive relief, including an order that prohibits defendants from consummating the Offer and Merger, and an award of attorneys’ fees and other fees and costs, in addition to other relief. Charming believes the Nadler Complaint lacks merit and intends to contest it vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARMING SHOPPES, INC.

By:	/s/ Anthony M. Romano
Name: Anthony M. Romano Title: Chief Executive Officer and President

Dated May 24, 2012

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